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October 21, 2015 Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:

Responses to Comments

Preliminary Revised Proxy Statement on Schedule 14A, filed by Books-A-Million, Inc. on September 29, 2015 File No. 000-20664

Amendment No. 1 to Schedule 13E-3, filed on September 29, 2015 by Books-A-Million, Inc., Anderson BAMM Holdings, LLC, Clyde B. Anderson, Terrence C. Anderson, Charles C. Anderson, Hilda B. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Charles C. Anderson, III, Harold M. Anderson, Hayley Anderson Milam, Kayrita M. Anderson, Ashley Ruth Anderson, The Ashley Anderson Trust, Terrance G. Finley, R. Todd Noden, James F. Turner, Lauren A. Anderson Irrevocable Trust, Olivia Barbour Anderson 1995 Trust, Alexandra Ruth Anderson Irrevocable Trust, First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III, First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, The Charles C. Anderson Family Foundation, The Joel R. Anderson Family Foundation, The Clyde and Summer Anderson, Foundation, Family Acquisition Holdings, Inc., and Family Merger Sub, Inc. File No. 005-43790

Dear Ms. Ransom:

On behalf of Books-A-Million, Inc. (“Books-A-Million”), this letter responds to the comments contained in the letter, dated October 15, 2015, to Terrance G. Finley, Chief Executive Officer of Books-A-Million, from the staff (the “Staff”) of the Division of Corporation

Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Commission on September 29, 2015, and Amendment No. 1 to the Schedule 13E-3 filed with the Commission on September 29, 2015. Books-A-Million is delivering with this letter five courtesy copies of the Preliminary Proxy Statement, as revised, and Amendment No. 2 to the Schedule 13E-3, each filed with the Commission on the date hereof, in each case marked to show revisions made in response to the Staff’s comments. For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Preliminary Proxy Statement and Amendment No. 2 to the Schedule 13E-3, as applicable.

Summary Term Sheet, page 1

1.	Please consolidate this section with the “Questions and Answers” section (page 12) to avoid duplicate disclosure.

In response to the Staff’s comment, the disclosure in the Summary Term Sheet and the “Questions and Answers” section on pages 1 through 13 of the Preliminary Proxy Statement has been revised.

2.	Please define the term “Management Rollover Stockholders” here instead of page 10.

In response to the Staff’s comment, the disclosure on pages 1 and 10 of the Preliminary Proxy Statement has been revised.

Reasons for the Merger . . ., page 4

3.	We reissue prior comment 6. See Item 1001 of Regulation M-A for guidance.

In response to the Staff’s comment, the disclosure on pages 4 and 5 of the Preliminary Proxy Statement has been revised.

Special Factors

Background to the Merger, page 16

4.	We note your response to prior comment 14. We note that even if the reports were not prepared for the specific purpose of being used in connection with the going private transaction, they may be materially related to this transaction through their use. It appears, based on your disclosure, that Houlihan Lokey used these reports in producing its opinion. Please tell us why Houlihan Lokey requested the real estate appraisals and how it used them in advising the special committee.

In response to the Staff’s comment, the real estate appraisal reports have been filed as exhibits 16(c)(5), 16(c)(6), 16(c)(7) and 16(c)(8) to the Schedule 13E-3.

Reasons for the Merger . . ., page 26

5.	We reissue prior comment 19. Your revised disclosure simply refers to the factors considered in making a fairness determination whereas Item 1013(c) of Regulation M-A requires disclosure about the reasons for undertaking the transaction. Thus, clarify which factors, if any, led the company to undertake the transaction at this time.

In response to the Staff’s comment, the disclosure on page 29 of the Preliminary Proxy Statement has been revised.

6.	We reissue prior comment 21. Please revise your disclosure to state, if true, that the board of directors adopted the special committee’s analyses and conclusion as its own.

In response to the Staff’s comment, the disclosure on page 29 of the Preliminary Proxy Statement has been revised.

Opinion of the Financial Advisor to the Special Committee, page 31

7.	We note your response to comment 23; however, your response and revised disclosure does not ameliorate our concern with respect to the statement that “Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party.” Please have the advisor revise the opinion to remove this statement. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

In response to the Staff’s comment, the disclosure on page 31 of the Preliminary Proxy Statement and Houlihan Lokey’s opinion attached as Annex B to the Preliminary Proxy Statement have been revised.

8.	We reissue prior comment 25 as it relates to the Discounted Cash Flow analysis. Please provide the requested disclosure in this section of your proxy statement.

In response to the Staff’s comment, the disclosure on page 35 of the Preliminary Proxy Statement has been revised.

9.	We reissue prior comment 29. Please describe the assumptions. For example, what did management assume for purposes of store additions and reductions and net sales growth?

In response to the Staff’s comment, the disclosure on page 47 of the Preliminary Proxy Statement has been revised.

10.	We note your response to prior comment 30 and we reissue it. We note that your disclosure of projected financial information is not in response to the requirements of, or pursuant to, Item 1015 of Regulation M-A and is thus not excepted from Rule 100 of Regulation G.

In response to the Staff’s comment, the disclosure on page 48 of the Preliminary Proxy Statement has been revised.

If you have additional questions or require any additional information with respect to the Preliminary Proxy Statement, Schedule 13E-3 or this letter, please do not hesitate to contact me at adel.aslanifar@lw.com or (212) 906-1770.

Sincerely,

/s/ M. Adel Aslani-Far
M. Adel Aslani-Far Latham & Watkins LLP

cc:

Catherine Hogewood, Esq. (Books-A-Million, Inc.)

Terrance G. Finley (Books-A-Million, Inc.)

Mary Ann Todd, Esq. (Munger, Tolles & Olson LLP)

Russell B. Richards, Esq. (King & Spalding)

Denise A. Cerasani, Esq. (White & Case LLP)